[LETTERHEAD OF ACORDA THERAPEUTICS]

Ms. Carol Stacey
Office of the Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Fax:  202-772-9213

November 28, 2005

Re:  Acorda Therapeutics, Inc.

Request to provide certain historical financial information to satisfy the financial statement requirements of Rule 3-05 of Regulation S-X.

Dear Ms. Stacey,

Reference is made to our letter, dated October 26, 2005, to Mary K. Fraser of the Division of Corporation Finance (the “3-05 Letter”), a copy of which is attached hereto.  In our 3-05 Letter, we requested concurrence of the Securities and Exchange Commission (“SEC”) Staff with our conclusion that historical financial statements were not required, under Rule 3-05 of Regulation S-X and Rules 3-01 and 3-02 of Regulation S-X as they relate thereto (“Rule 3-05”), to be filed  with our registration statement, as our acquisition of Zanaflex assets (the “Acquired Assets”) did not constitute the acquisition of a business.  As noted in the comment letter received from the Staff on November 10, 2005 and in a subsequent conversation with Ms. Bruckner on November 16, 2005, we are aware that the Staff has determined that the Zanaflex Acquisition did constitute the acquisition of a business under Rule 3-05, principally because one of the assets acquired was generating revenue from and after the time of acquisition.

Rule 3-05 of Regulation S-X requires that the financial statements specified in Rules 3-01 and 3-02 of Regulation S-X be provided for an acquired business.  We have been advised by the Seller that it is impracticable to prepare complete financial statements in accordance with Rules 3-01 and 3-02 of Regulation S-X relating to the assets acquired.  The Seller cannot objectively allocate certain expenses to the assets.  Any allocation would be subjective and would not be relevant to investors given the differences between Seller’s corporate structure and that of the Company’s.  The Seller has advised us that they are able to provide financial statements from mid-2002-2004 that reflect gross sales to gross margin information for the 2002-2004 period and some limited selling and research and development expenses from 2002.  This is a consequence of the introduction of generic tablets in mid-2002, after which all promotional and selling activities (and expenses) for the tablet product ceased.

Further, because we are acquiring specific assets and integrating them into our existing corporate infrastructure, we believe that the presentation of certain financial information other than complete financial statements prepared in accordance with Rules 3-01 and 3-02 of Regulation S-X would be more relevant and useful to investors.

Based on our discussions with Ms. Bruckner and for the reasons set forth below, we are writing to seek your concurrence with respect to a proposal that we made to Ms. Bruckner that, in satisfaction of the requirements of Rule 3-05, we include certain audited financial information in our registration statement in lieu of complete audited financial statements for the Acquired Assets.  Specifically, we propose to include audited statements of (i) direct revenues in the form of gross sales detailed down to the gross margin level associated with the product line, and (ii) direct expenses consisting of selling and research and development expenses associated with the Zanaflex tablet product line for the fiscal periods ended December 31, 2003 and 2002.  Our reasons in support of this proposal are set forth below.

Background

In July 2004, Acorda Therapeutics, Inc (the Company) acquired the U.S. sales, marketing and distribution rights to Zanaflex Capsules™ and Zanaflex® tablets from Elan Pharmaceuticals, Inc (the Seller), pursuant to an Asset Purchase Agreement.  The assets acquired included the FDA registration for each product (the Capsules were approved under a separate NDA (New Drug Application) from the tablets), a patent protecting the Capsules and two related patent applications, and [***] of existing Zanaflex tablet inventory.  The acquisition did not include physical facilities, sales force employees, any other employee base, working capital accounts (e.g., accounts receivable and payable), customer base, production techniques or a market distribution system.  The assets have not been previously managed by the Seller as a stand-alone business.  We have been advised by the Seller that it is impracticable to prepare complete financial statements in accordance with Rules 3-01 and 3-02 of Regulation S-X relating to the assets acquired due to the following reasons:

•                  The assets have not been accounted for as a separate entity, subsidiary or division of the Seller’s business.

•                  Stand-alone financial statements relating to the assets have never previously been prepared, and Seller’s independent auditors have never audited or reported separately on the operations of the Zanaflex assets.

•                  The Seller cannot objectively allocate certain expenses to the assets.  Any allocation would be subjective and would not be relevant to investors given the differences between Seller’s corporate structure and that of the Company’s (e.g., the Seller is a large pharmaceutical company with multiple products that handles its operations almost entirely through internal resources, while the Company is a small, biopharmaceutical company that sells only Zanaflex that uses external resources (with very different costs from internal resources) for a number of key components of its operations.

•                  The Seller’s selling and marketing expenses were halted in 2002.  There were virtually no direct selling or marketing expenses attributable to the tablets, and none for the Capsules, for most of the financial reporting period covered by Rules 3-01 and 3-02.

•                  Capsule cost of goods are completely distinct from tablet cost of goods, as they are a different product made by a different manufacturer by means of a different process.

We believe the Seller’s historic tablet financial information, even if it were available, is not relevant to the Company’s Zanaflex Capsules business, as the product is different from the tablet (as recognized by the FDA) and had not been sold by the Seller.  The Company itself has not actively marketed the tablet product since acquisition, but has instead launched Zanaflex Capsules and is focused on converting tablet sales to Capsules.  Zanaflex Capsules is a new, patent-protected drug with product attributes that differentiate it from the tablets.  The key attribute is its different pharmacokinetic profile.  Studies have demonstrated that Zanaflex Capsules, when taken with food, reduce and prolong peak levels of tizanadine in the patient’s blood.  Zanaflex tablets, in contrast, actually increase peak levels when taken with food.  The FDA recognizes the importance of these differences in pharmacokinetic profile, and has determined that Zanaflex Capsules are not therapeutically equivalent to Zanaflex tablets and therefore, under state pharmacy laws, pharmacists may not properly substitute the tablets when filling a prescription for Zanaflex Capsules.  Thus, the products are not AB-rated in FDA’s Orange Book.

Historic tablet financial information would provide limited and likely misleading operating information if applied to predicting future tablet business, as:

(1)           It traces the last burst of pre-generic business, followed by the dramatic and now substantially completed downhill erosion from generic competition.  This was a unique, end-of-life period in the tablet’s lifecycle, for both revenues and expenses.

(2)           It does not include Zanaflex Capsules sales.

Accordingly, we respectfully request your concurrence with our proposal to present the following financial information relating to the assets in satisfaction of the requirements of Rule 3-05 of Regulation S-X and Rules 3-01 and 3-02 of Regulation S-X as they relate thereto:

•                  Zanaflex tablet product line Satements of Direct Revenues, Discounts and Allowances, Cost of Goods Sold, direct selling expenses and direct research and development expenses for all periods for which financial information relating to the assets is required pursuant to Rule 3-05 of Regulation S-X.  There will not be material direct expense amounts to report after 2002.

•                  Disclosure of any other sales information relating to the assets, to the extent available, in the accompanying notes to the statements described above.

•                  A note to the statements described above detailing the reasons for the presentation.

Conclusion

Because of the declining market for the tablets due to the active conversion of the market to the Capsules, the absence of direct sales and marketing expenses for the tablets post-2002 by both the Seller and the Company, and the launch by the Company of the Capsules, we believe that the proposed presentation of the financial information described above would provide investors with all of the information material to their understanding of our acquisition of the assets.

We understand that abbreviated financial information has been acceptable to the SEC in certain situations where, as here, the financial information proposed to be presented would provide investors with more relevant information concerning the assets acquired and the impact of the acquisition than complete financial statements in accordance with Rules 3-01 and 3-02 of Regulation S-X.  We respectfully request your concurrence in this case.

If you require any further information, please contact the undersigned at (914) 347-4300 x119.

Sincerely,

/s/ DAVID LAWRENCE

David Lawrence
Chief Financial Officer

Cc:          Ms. Amy Bruckner, SEC
Buck Phillips, Audit Committee Chairperson
Mark Thomas, Partner KPMG

[LETTERHEAD OF ACORDA THERAPEUTICS]

EXHIBIT A

Ms. Mary K. Fraser, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Fax (202) 772-9213

October 26, 2005

Dear Ms. Fraser,

In connection with our filing on October 5, 2005 of a Form S-1, we have assessed whether historical financial statements are required pursuant to Regulation S-X 210.3-05, Financial Statements of Businesses Acquired or to be Acquired (“Rule 3-05”) regarding our acquisition of certain product assets.  The following provides background on our Company, our evaluation of whether those product assets are an acquired business pursuant to Rule 11-01(d) of Regulation S-X, and our conclusions as to why they are not and, accordingly, historical financial statements are not required.

Background

Company Overview

Acorda Therapeutics, Inc. (the “Company”) is a commercial-stage biopharmaceutical company dedicated to the identification, development and commercialization of novel therapies that improve neurological function in people with multiple sclerosis (“MS”), spinal cord injury (“SCI”), and other disorders of the central nervous system, or CNS.  Our lead marketed drug, Zanaflex Capsules™, is FDA-approved for the management of spasticity.  Our lead product candidate, Fampridine-SR, is in a Phase 3 clinical trial for the improvement of walking ability in people with MS.  Our preclinical programs also target MS and SCI, as well as other CNS disorders, including stroke and traumatic brain injury.

Our marketed products, Zanaflex Capsules and Zanaflex tablets, which we acquired in 2004, are FDA-approved for the management of spasticity, a symptom of other conditions such as MS and SCI that can cause stiffness and rigidity, restrict movement and result in painful muscle spasms.  These products contain tizanidine hydrochloride, or tizanidine, one of the two leading treatments currently used for the management of spasticity.

Key Terms of the Zanaflex Acquisition Agreement

The Company acquired the U.S. sales, marketing and distribution rights to Zanaflex Capsules and Zanaflex tablets in July 2004 from Elan Pharmaceuticals, Inc (“Seller”).  These products are approved for the management of spasticity. Zanaflex tablets were approved by the FDA in 1996 and lost compound patent protection in 2002.  There are currently 11 generic versions of Zanaflex tablets on the market. Zanaflex Capsules were approved by the FDA in 2002, but were never marketed by the Seller.  Zanaflex Capsules are protected by a patent that expires in 2021.  The Company began marketing Zanaflex Capsules in April 2005.

We acquired our Zanaflex assets pursuant to an Asset Purchase Agreement entered into with the Seller.  The assets acquired included the FDA registration and FDA dossier for each product (the Capsules were approved under a separate NDA (New Drug Application) from the tablets), a patent protecting the Capsules and two related patent applications, and existing Zanaflex tablet inventory.  We also entered into a trademark license that allows us to buy the Zanaflex trademark for a nominal sum once specific milestone and royalty payments have been made.  In addition, we assumed the rights and obligations under a license and supply agreement for Zanaflex tablets with a third party contract manufacturer that expires in 2007.  Additionally, we entered into a five-year supply arrangement with the Seller to manufacture Zanaflex Capsules for us.

We made an upfront payment of $2 million at the time of closing and agreed to pay milestones potentially totaling [***].  We also agreed to pay total royalties [***] based on net sales of Zanaflex tablets and Zanaflex Capsules.  The Company has calculated the significance of the acquisition (as if it were a business) under the tests in Rule 1-02(w) and determined that the greatest level of significance would approximate 47% under the investment test.  It should be noted that this calculation includes the contingent consideration described above, substantially all of which we would expect to be allocated to Zanaflex Capsules.

Accounting Treatment

We have accounted for this acquisition as an asset acquisition for accounting purposes.  We have considered the guidance in EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, and concluded that the assets, functions and operations that we did not acquire (e.g. warehousing and distribution, accounting, sales and marketing, manufacturing, strategic management, employees and human resources) cannot generally be replaced with relative ease and without significant cost.  Accordingly, management concluded that it would not have been able to conduct normal operations and sustain a revenue stream based solely upon the acquired assets.

In connection with our filing of a Form S-1, we have considered the application of Rule 3-05 to the acquisition of Zanaflex Capsules and Zanaflex tablets and, more specifically, whether this acquisition meets the definition of a business pursuant to Regulation S-X 210.11-01(d) (“Rule 11(d)”).

Acorda’s Zanaflex Operations

We launched Zanaflex Capsules in April 2005 and are working to convert all of the existing tablet business to Zanaflex Capsules.  We also have invested in a sales force and a marketing campaign aimed only at the Zanaflex Capsules business.  We hired a 14-person sales force, deployed a 162-person contract sales force, and have invested in marketing plans, a sample program, a patient assistance program, continuing medical education, promotional materials and a telemarketing campaign, all aimed solely at building the Zanaflex Capsules business.  Although we cannot accurately predict exactly how long it will take to convert our customer base to Zanaflex Capsules, it is our intention to complete this process as soon as possible [***]

A key motivation for the Zanaflex acquisition was that it could enable us to establish commercial capabilities and to extend our networks among physicians treating nervous system conditions in advance of the approval and launch of Fampridine-SR, our lead product candidate.  The potential market opportunity, should Fampridine-SR be approved by the FDA, is estimated to be much greater than that for Zanaflex.

Zanaflex Tablets

Until mid-2002, the Seller’s historical Zanaflex business consisted of the active marketing and sale of Zanaflex tablets, which the Seller had developed into a [***] million product.  The Seller had used the typical array of resources used to market pharmaceutical products, including a sales force, advertising and promotional materials, and educational seminars.  Anticipating the product’s 2002 patent expiration, the Seller developed and received FDA approval for a new product, Zanaflex® Capsules, to which the Seller hoped to shift its tablet business and thus preserve its Zanaflex franchise.  However, the Seller never launched the capsule product. The Seller ceased actively marketing Zanaflex tablets in 2002, two years prior to Acorda’s acquisition of Zanaflex.  As a result of the tablets losing compound patent protection and the launch of generic competition, Zanaflex tablets had shrunk to annual sales of approximately [***] million by 2003.

At the time that we acquired the drug in July 2004, Zanaflex tablet revenues consisted primarily of filling repeat orders placed through wholesalers.  Tablet sales averaged approximately [***] million dollars per month in 2004.  [***].

Zanaflex Capsules

Although never launched by the Seller, Zanaflex Capsules is a new patent-protected drug with product attributes that differentiate it from the tablets.  The key attribute is its different pharmacokinetic profile. Studies have demonstrated that Zanaflex Capsules, when taken with food, reduce and prolong peak levels of tizanadine in the patient’s blood.  Zanaflex tablets, in contrast, actually increase peak levels when taken with food.  The FDA recognizes the importance of these differences in pharmacokinetic profile, and has determined that Zanaflex Capsules are not therapeutically equivalent to Zanaflex tablets and therefore, under state pharmacy laws, pharmacists may not properly substitute the tablets when filling a prescription for Zanaflex Capsules.  Thus, the products are not AB-rated in FDA’s Orange Book.

The drug labeling also states that pharmacokinetic differences between Zanaflex Capsules and tablets may result in clinically significant differences when switching between the two drugs.  A portion of our new physician, patient and pharmacist education programs is devoted to educating physicians about switching patients from one formulation to the other and the precautions required.

Other important differences between Zanaflex Capsules and Zanaflex tablets include:

•                  Zanaflex Capsules can be opened and sprinkled on food, which can be easier to take for patients who have difficulty taking tablets or swallowing whole capsules. It also allows for dosing through an NG tube.

•                  Zanaflex Capsules provide dosing flexibility. They are available in 2mg, 4mg and new 6mg strengths. The 6mg is only available in the Capsule, which gives patients and prescribers an additional choice in dosing and an opportunity to reduce the number of pills a person must take daily (the drug is labeled for up to 36mg per day).

Rule S-X 3-05 Assessment

The first step in applying Rule 3-05 is to determine whether the registrant has acquired a business or assets. Acquisitions of assets that do not constitute a business are not subject to Rule 3-05.  A key consideration in whether a business has been acquired is whether there is continuity of the acquired operations prior to and after the transaction so that disclosure of prior financial information is material to an understanding of future operations.  As indicated above, there is little continuity from the Seller’s tablet sales to Acorda’s marketing, promotion and selling of Zanaflex Capsules.

The following discusses the criteria set forth in Rule 11-01(d) for evaluating whether an asset acquisition constitutes a business:

•                  Whether the nature of the revenue-producing activity remains generally the same.

As noted above, we launched Zanaflex Capsules in April 2005, and are working to convert all of the existing tablet business to Zanaflex Capsules.  Although we can not accurately predict exactly how long it will take to convert our customer base to Zanaflex Capsules, it is our intention to complete this process as soon as possible and ultimately eliminate our tablet business completely.  From the date of acquisition through current, we have not actively promoted Zanaflex tablets nor do we anticipate promoting them in future periods.  Substantially all of our marketing and promotion efforts are focused on Zanaflex Capsules, which compete directly with Zanaflex tablets for market share.  We anticipate that we will have phased out most of the Zanaflex tablet product line by December 2006.

We believe the launch of Zanaflex Capsules in April 2005 has had a negative effect on Zanaflex tablets market share.  Through April 2005, we were selling approximately $1.0 million of Zanaflex tablets per month and subsequent to April 2005 have observed a declining trend in Zanaflex tablet distribution to approximately $[***] in September 2005.  Conversely, we have sold over $[***] million in Zanaflex Capsules over the six month period April — September 2005.

•                  Whether certain specified attributes remain with the acquired assets after the transaction.

Here, six of the eight factors identified in Rule 11-01(d) — physical facilities, employee base, market distribution system, sales force, customer base, and production techniques — have materially changed or substantially expanded from the tablet business run by the Seller to the Capsule business run by Acorda.  Essentially, only the Zanaflex trademark remains the same, and we have applied to register a new

“Zanaflex Capsules” trademark.  In fact, Zanaflex Capsules compete with Zanaflex tablets; a patient will take either one or the other, but not both.

1.               Physical facilities — The manufacture, supply and distribution chain for the Capsules is different from that for the tablets.  As no commercial stock of Capsules had been manufactured by the Seller prior to the acquisition, the entire Capsules chain is new and has been established since the acquisition.  The Capsules are manufactured by the Seller, shipped to the Seller’s facility in Georgia for packaging, and then shipped to our distribution center in Tennessee for warehousing and distribution.  The tablets continue to be manufactured through a third party contracted supply chain, although the contractual obligations and oversight have now shifted from the Seller to Acorda.  We have also changed the warehousing and distribution facility for the tablet business from the Seller to our distributor.

We did not acquire any physical facilities from the Seller in connection with the transaction.  All other physical facilities now in use by Acorda for both products, including those for marketing and commercial operations, headquarters and support functions, have changed from the Seller’s to our (or our vendors’) facilities.

2.               Employee base — There was no transfer of employees from the Seller to Acorda as part of the acquisition. Acorda’s Zanaflex operation is managed entirely by Acorda employees, almost all of whom were hired since the acquisition (and none from the Seller), thus providing a completely new base of employees.

3.               Market distribution system — Most U.S. pharmaceutical drug sales are sold through the same limited group of wholesalers throughout the United States.  The Seller sold Zanaflex tablets through wholesalers, but not Capsules.

Acorda markets the Capsules through [***] large national wholesalers and approximately [***] wholesalers, under its own contractual relationships; the Seller has indicated to us that it did not have contractual relationships with these wholesalers.  Tablets are also sold to these wholesalers.  Shortly after the product acquisition, we completely changed the distribution chain for the products, moving the warehousing and logistics process from the Seller to our own distributor.

4.                                     Sales force — Prior to our acquisition of Zanaflex, the Seller was not actively marketing Zanaflex tablets and had not been for approximately two years.  Seller had no sales force in place actively selling Zanaflex. We launched Zanaflex Capsules in April 2005 with our own sales force.  We hired a completely new sales force of 14 Acorda employees in preparation for the launch of the Capsule product and have contracted the services of an additional 162 new salespeople all of whom are and will be dedicated to the activity of selling of Zanaflex Capsules.  In addition, we contracted with a telemarketing company to provide a small, dedicated telesales force.  All three branches of our sales force effort received training immediately after their establishment which focused on the Capsule product, and all three branches focus on promoting the Capsule product.  We have not and do not intend to market Zanaflex tablets.

5.                                     Customer base — For pharmaceutical products, the key “customers” are the physician prescribers.  Acorda did not receive any physician customer lists from the Seller, and we have had to identify for ourselves who our target customers should be using prescriber data acquired from a third-party data source.

6.                                     Operating Rights — We distribute Zanaflex Capsules and Zanaflex tablets in the US market.  The Seller distributed only tablets in the US market.

7.                                     Production techniques — None were acquired.  The Zanaflex Capsules production process is completely different from the process used in producing tablets.  The Capsules are produced at the Seller’s production facility using its proprietary and patented SODAS technology, a multiparticulate drug delivery system.  This technology which is characterized by its inherent flexibility, enables the production of customized dosage forms that respond directly to individual drug candidate needs.  In contrast, the tablets are manufactured by dry blending the active (tizanidine HCl) with various excipients (non-actives) with a specific ratio (recipe).  This dry blend is then pressed into a tablet form.

8.                                     Trade Names — The Zanaflex trade name is used consistent with the Seller’s use for the tablets.  For the Capsules, we use both Zanaflex® Capsules and Zanaflex Capsules™, which is a new trademark for which registration is pending.

In our S-1 filing we have prominently discussed Fampridine-SR (our lead product candidate). As the Company’s current primary source of revenue, we discuss both Zanaflex Capsules and Zanaflex tablets.  However, Zanaflex Capsules is much more prominently displayed than the tablets as an important component of our business strategy.  We discuss the key attributes of Zanaflex Capsules and the significant resources that we are devoting to maximize its potential growth opportunities.

We believe the historic tablet revenue and expense numbers prior to Acorda’s Zanaflex acquisition are not relevant to future Zanaflex Capsules sales, as the product is different from the tablet (as recognized by the FDA) and had not been launched by the Seller.  Historic tablet financial information would provide limited and possibly misleading information if applied to predicting future tablet sales, as (1) they trace the now substantially completed downhill erosion from generic competition, but do not reflect the impact of Zanaflex Capsules sales, and (2) have only one relevant expense number, cost of goods, for which current costs will be disclosed.

[***].  Given that both the Seller’s and our return policies require that product be returned no later than 12 months after product expiry, all of that excess product will have to have been returned by June 2006.  Thus, the historic returns information that would be disclosed through historic financials would provide an inaccurate and confusing basis from which to extrapolate future operations.   Based on the above evaluation, we believe that there is not sufficient continuity of Zanaflex operations prior to and after the acquisition to make disclosure of prior financial information material to an understanding of future operations.

Conclusion

In summary, we believe that the acquisition of the above-described Zanaflex Capsules and Zanaflex tablet assets do not meet the criteria detailed in Rule 11-01(d) for consideration as a business.  The purpose of Rule 3-05, as explained in Rule 11-01(d), is to require “disclosure of prior financial information when it is material to an understanding of future operations.”  As a result of our launch and dedication of all of our sales and marketing resources to Zanaflex Capsules, we believe that historical Zanaflex tablet financial information would not be meaningful or relevant, and actually would likely be confusing and misleading, to potential investors trying to understand future Zanaflex operations.  An emphasis on historical financial information would also ignore the fact that a significant reason for our completing the Zanaflex acquisition was to help us develop commercial capabilities and a marketplace presence in advance of the potential approval and launch of our lead product candidate, Fampridine-SR.

Therefore, we have not included Rule 3-05 financial statements in our Form S-1 filing.  We have reviewed this matter with our Audit Committee and they agree with the statements and positions described above.

We respectfully ask the SEC’s concurrence with our conclusion that historical financial statements are not required to be filed with our Form S-1, as the acquisition of our Zanaflex assets did not constitute the acquisition of a business.

Please do not hesitate to contact me at (914) 347-4300 x119 with any questions the Staff may have regarding this matter.

Sincerely,

/s/ DAVID LAWRENCE

David Lawrence
Chief Financial Officer

Cc:          Ms. Amy Bruckner, SEC
Buck Phillips, Audit Committee Chairperson
Mark Thomas, Partner KPMG